Exhibit 99.1

voxeljet AG Files Its Annual Report on Form 20-F

Release Date:

Friday, April 11, 2014 4:01 PM EDT

Dateline City:

FRIEDBERG, Germany

FRIEDBERG, Germany—(BUSINESS WIRE)—voxeljet AG (the “Company” or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 with the Securities and Exchange Commission on March 27, 2014.  The annual report can be accessed on the Company’s website at http://investor.voxeljet.com/landing-page/annual-reportsfinancial-statements.

voxeljet will provide to all holders of the Company’s ordinary shares and American Depositary Shares, upon request by email to investorrelations@voxeljet.de, a hard copy of voxeljet’s complete audited financial statements free of charge.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.

Language:

English

Contact:

Investor Relations

Rudolf Franz, CFO

or

Anthony Gerstein, 646-277-1242

anthony.gerstein@icrinc.com

or

Media

Phil Denning, 646-277-1258

phil.denning@icrinc.com

or

Cory Ziskind, 646-277-1232

cory.ziskind@icrinc.com